Securities and Exchange Commission Washington, D.C. 20549 Form 11-K

Annual Report

Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 2006

SEC NO. 1-5998

A. Full title of the plan:

THE PUTNAM RETIREMENT PLAN

B. Name the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.
1166 Avenue of the Americas
New York, NY 10036

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Putnam Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PUTNAM RETIREMENT PLAN

Date: June 22, 2007	/s/ ___________________________
Donald E. Mullen
Authorized Representative of the
Putnam Benefits Administration Committee

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-69774 of Marsh & McLennan Companies, Inc. on Form S-8 of our report dated June 19, 2007, appearing in this Annual Report on Form 11-K of The Putnam Retirement Plan for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP Boston, Massachusetts June 19, 2007

The Putnam Retirement

Plan

Financial Statements as of December 31,
2006 and 2005, and for the
Year Ended December 31, 2006,
Supplemental Schedule
as of December 31, 2006, and
Report of Independent Registered
Public Accounting Firm

THE PUTNAM RETIREMENT PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1–2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006	4

Notes to Financial Statements	5–10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006:	11

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	12–13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of The Putnam Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of The Putnam Retirement Plan (formerly known as The Putnam Investments Profit Sharing Retirement Plan) (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2006 the Plan changed its method of accounting for its investment in the Putnam Stable Value Fund, which invests in fully benefit-responsive contracts, to conform to Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans and, retrospectively, adjusted the 2005 financial statements for the change.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP Boston, Massachusetts June 19, 2007

THE PUTNAM RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Participant directed investments - at fair value:
Participant investments	$ 494,239,563	$ 440,656,459
Participant loans	8,197,615	7,137,062

Total investments	502,437,178	447,793,521

Contributions receivable:
Employer	23,643,443	23,229,029
Participant	444,725	706,855

Total contributions receivables	24,088,168	23,935,884

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	526,525,346	471,729,405
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT
VALUE FOR STABLE VALUE FUND	37,579	78,337

NET ASSETS AVAILABLE FOR BENEFITS	$526,562,925	$ 471,807,742

See notes to financial statements.

THE PUTNAM RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

INVESTMENT ACTIVITY:
Net appreciation in fair value of investments	$ 34,387,575
Dividend income	24,777,241
Interest income	461,883

Investment activity—net	59,626,699

CONTRIBUTIONS:
Employer	23,643,443
Participants	16,892,156

Total contributions	40,535,599

DEDUCTIONS—Benefits paid to participants	(44,987,967)

NET INCREASE BEFORE TRANSFERS:	55,174,331
TRANSFER OF PLAN ASSETS (Note 8)	(419,148)

NET INCREASE	54,755,183

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	471,807,742

End of year	$ 526,562,925

See notes to financial statements.

THE PUTNAM RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of The Putnam Retirement Plan (formerly known as The Putnam Investments Profit Sharing Retirement Plan) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan sponsored by Putnam, LLC (“Putnam”) and certain of its adopting subsidiaries (the “Company”). Putnam is a wholly owned subsidiary of Putnam Investments Trust, which is ultimately a majority-owned subsidiary of Marsh & McLennan Companies, Inc. (“MMC”). The Plan is for the benefit of the Company’s employees and is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the “Code”) and to constitute a qualified cash or deferred arrangement under Section 401(k) of the Code.

The Putnam Benefits Administration Committee is the Plan administrator and the Putnam Benefits Investment Committee is the named fiduciary for investments.

On November 27, 2006, Putnam Fiduciary Trust Company (‘PFTC”) was appointed as Trustee to the Plan. PFTC is a subsidiary of Putnam whose primary business is to provide transfer agent and custody services to Putnam sponsored mutual funds. The Company also provides advisory and trust services to institutional clients.

An employee is eligible to become a participant under the profit sharing feature of the Plan upon the completion of 12 months of service. An employee is eligible to become a participant in the salary deferral feature of the Plan upon commencement of employment. A participant generally must be employed on the last day of the Plan’s fiscal year (December 31) to be eligible for his or her portion of the Company’s contribution for that year.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Company contributions are determined at the discretion of Putnam with the approval of MMC. Contributions may not exceed the amount permitted as a deduction under the applicable provisions of the Code. During the year ended December 31, 2006, the Company contributed 15% of eligible compensation. Company contributions are allocated annually based on a uniform percentage of eligible earnings per participant. Such contributions are subject to vesting as described below.

The salary deferral portion of the Plan is intended to be qualified under Section 401(k) of the Code. The terms of the salary savings agreement provide that the amount elected by the participant contribution to the Plan will be deducted from his or her payroll and the Company shall contribute this amount to the Plan on behalf of the participant. Unless otherwise directed by the employee, all new employees contribute 3% of their applicable compensation to the salary deferral portion of the Plan.

All employees who are eligible to make salary deferral contributions under the Plan and who are projected to attain age 50 before the close of the calendar year, are eligible to make catch-up contributions in accordance with, and subject to the limitations of, Code Section 414(v) and any regulations or other guidance thereunder.

Investment Programs—The Plan allows each participant to elect to have salary deferral contributions, Company contributions and reallocated forfeitures invested in one or more of the following authorized investment vehicles:

1. Any one or a combination of the open-end management investment companies, excluding tax-exempt income funds, for which a subsidiary of Putnam acts as an investment adviser (“Putnam-sponsored mutual funds”).

2. Prior to January 1997, any one or a combination of contracts with insurance companies which guarantee principal and interest at a fixed rate. Subsequent to January 1997, guaranteed investment contract products are offered through the investment in the Putnam Stable Value Fund.

3. MMC common stock (MMC is the parent company of Putnam).

4. The Putnam Benefits Investment Committee may also designate other mutual funds or certain other investment vehicles. There were no such investments as of December 31, 2006 or 2005.

Participant and Company contributions and forfeitures must generally be allocated with apportionments to be no less than 1% per investment.

With proper notification and subject to applicable restrictions, participants may elect to change their investments on any business day.

Vesting—The vesting of Company contributions is as follows:

Vested Interest
Years of service:
Less than two	None
Two but less than three	25%
Three but less than four	50%
Four but less than five	75%
Five or more	100%
If a participant reaches age 59½, dies, or becomes disabled	100%

Participants are automatically fully vested in their voluntary, salary deferrals and rollover contributions.

Forfeitures—Forfeitures of nonvested Company contributions are used to reduce future Company contributions one year after the fiscal year in which the forfeitures occur. At December 31, 2006 and 2005, forfeited nonvested amounts totaled $1,026,568 and $2,249,041 respectively. Reduction of Company contributions amounted to $2,249,041 in 2006 for forfeitures that occurred in 2005.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s salary deferral contribution and the Company’s contribution, and adjusted for earnings and losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits—Distributions are based on the vested portion of the participant’s account. Upon participant request, such distributions are made within a reasonable period after the individual ceases to be a participant, but not later than 60 days after the close of the fiscal year. The Plan generally allows terminated participants to maintain their accounts in the Plan, but such accounts do not share in contributions and forfeiture reallocations. The value of these accounts will continue to be determined each business day.

Participant Loans—Actively employed participants of the Plan may borrow from their accounts, an amount which, when added to all other loans to the participant, would not exceed the lesser of (1) a maximum borrowing limit of $50,000 or (2) 50% of the vested balance of the participant’s account. All loans shall be secured by the participant’s account and will be repaid through payroll deductions according to a fixed repayment schedule which includes interest at a rate equal to the prime rate at the time the loan originated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds and common collective trusts. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common stock is valued at quoted market prices. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

The Putnam Stable Value Fund is a stable value fund within the Putnam Fiduciary Trust Company Investment Funds for Pension and Profit Sharing Trusts. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan have been paid by the Company, but such payment is at the Company’s discretion.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid are disclosed in Note 5.

Adoption of new Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully responsive benefit contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 or 2005.

3. INVESTMENTS

Investments that represented 5% or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005, are as follows:

	2006	2005

Putnam Money Market Fund	$ 35,022,617	$34,055,203
Putnam International Equity Fund	30,557,205	24,142,453
Putnam Stable Value Fund	28,869,479	27,977,542
The Putnam Fund for Growth and Income		24,228,583
Putnam Voyager Fund		24,840,909

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

2006

Investments at fair value, based on quoted market prices:
Putnam-sponsored mutual funds	$ 34,633,528
Common Collective Trust
MMC common stock - 250,906 shares	(245,953)

Total	$ 34,387,575

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. SUBSEQUENT DISTRIBUTIONS

At December 31, 2006 and 2005, amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,313,019 and $1,228,325, respectively. These amounts by investment type are as follows:

Source	2006	2005
Mutual funds	$ 1,011,304	$ 964,554
Stable Value Fund—guaranteed investment products	289,674	254,577
MMC common stock**	12,041	9,194

Total	$ 1,313,019	$ 1,228,325

**Putnam and MMC are parties-in-interest to the Plan.

6. TAX STATUS OF THE PLAN

The Plan obtained its most recent determination letter on December 6, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

7. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of Putnam-sponsored mutual funds and a collective trust. Putnam is the Plan sponsor as defined by the Plan, and therefore these transactions may qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held 250,906 and 247,999 shares, respectively, of common stock of MMC, the parent company of the sponsoring employer, with a cost basis of $9,031,776 and $9,428,569, respectively, and with a fair value of $7,692,791 and $7,876,471, respectively. During the year ended December 31, 2006, the Plan recorded dividend income of $171,337 related to these shares.

8. TRANSFER OF PLAN ASSETS

On March 3, 2006, 66 account balances in the Plan, totaling $419,148, were transferred to the Marsh & McLennan Companies Stock Investment Plan.

The transfer satisfied the requirements of the Internal Revenue Code Sections 401(a)(12) and 414(l).

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005.

	2006	2005

Net assets available for benefits per the financial statements	$526,562,925	$471,807,742
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(37,579)	-

Net assets available for benefits (current value column)
per Form 5500	$ 526,525,346	$ 471,807,742

For the year ended December 31, 2006, the following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Total net appreciation in fair value of investments per the financial statements	$ 34,387,575
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(37,579)

Net appreciation in fair value of investments per the Form 5500	$ 34,349,996

10. SUBSEQUENT EVENTS

On January 31, 2007, MMC entered into a stock purchase agreement with Great-West Lifeco Inc. (“GWL”), a majority-owned subsidiary of Power Financial Corporation pursuant to which GWL will purchase Putnam. The transaction is expected to close by the middle of 2007. Closing is subject to regulatory approval, required mutual fund shareholder and other client consents, and the other customary conditions.

SUPPLEMENTAL SCHEDULE

THE PUTNAM RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

			(c) Description of		(e) Current
(a)	Shares	(b) Identity of Issue	Investment	(d) Cost **	Value

MUTUAL FUNDS AND COLLECTIVE TRUST:

*	28,907,058	Putnam Stable Value Fund	Collective Trust		$ 28,869,479
*	35,022,503	Putnam Money Market Fund	Registered Investment Company		35,022,617
*	1,248,520	The Putnam Fund for Growth and Income	Registered Investment Company		25,020,342
*	1,283,834	Putnam Voyager Fund	Registered Investment Company		24,315,812
*	455,408	Putnam New Opportunities Fund	Registered Investment Company		23,426,205
*	1,233,045	Putnam Small Cap Value Fund	Registered Investment Company		20,542,526
*	1,273,227	Putnam Investors Fund	Registered Investment Company		19,862,336
*	981,835	The George Putnam Fund of Boston	Registered Investment Company		17,761,392
*	1,470,751	Putnam Vista Fund	Registered Investment Company		17,266,619
*	789,136	Putnam New Value Fund	Registered Investment Company		15,198,752
*	884,438	Putnam International New Opportunities Fund	Registered Investment Company		15,035,454
*	656,977	Putnam Equity Income Trust	Registered Investment Company		11,582,502
*	989,840	Putnam Global Equity Fund	Registered Investment Company		11,254,480
*	1,176,026	Putnam OTC Emerging Growth Fund	Registered Investment Company		10,901,758
*	181,078	Putnam Health Sciences Trust	Registered Investment Company		10,689,019
*	620,319	Putnam Mid Cap Value Fund	Registered Investment Company		9,211,734
*	634,709	Putnam Capital Opportunities Fund	Registered Investment Company		7,489,562
*	404,700	Putnam Research Fund	Registered Investment Company		6,564,231
*	417,726	Putnam International Growth & Income Fund	Registered Investment Company		6,533,228
*	435,426	Putnam Growth Opportunities	Registered Investment Company		6,483,488
*	751,222	Putnam High Yield Trust	Registered Investment Company		6,047,340
*	231,135	Putnam Capital Appreciation Fund	Registered Investment Company		5,230,579
*	220,221	Putnam Convertible Income-Growth Trust	Registered Investment Company		4,283,290
*	282,255	Putnam Classic Equity Fund	Registered Investment Company		4,211,247
*	651,278	Putnam High Yield Advantage Trust	Registered Investment Company		4,135,617
*	498,406	Putnam Income Fund	Registered Investment Company		3,384,174
*	153,313	Putnam Global Income Trust	Registered Investment Company		1,868,883
*	193,621	Putnam American Gov’t Income Trust	Registered Investment Company		1,711,607

					(Continued)

THE PUTNAM RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2006

			(c) Description of		(e) Current
(a)	Shares	(b) Identity of Issue	Investment	(d) Cost **	Value

*	968,840	Putnam International Equity Fund	Registered Investment Company		$ 30,557,205
*	1,488,734	Putnam Asset Allocation Fund: Growth	Registered Investment Company		21,244,230
*	569,796	Putnam International Cap Opportunities	Registered Investment Company		21,230,592
*	758,285	Putnam Asset Allocation Fund—Balanced	Registered Investment Company		9,387,567
*	400,491	Putnam Small Cap Growth Fund	Registered Investment Company		8,918,925
*	282,501	Putnam Global Natural Resources Fund	Registered Investment Company		8,359,201
*	373,679	Putnam Discovery Growth	Registered Investment Company		7,723,940
*	199,888	Putnam Europe Equity Fund	Registered Investment Company		5,958,649
*	476,065	Putnam Diversified Income Trust	Registered Investment Company		4,770,167
*	185,475	Putnam Utilities Growth and Income Fund	Registered Investment Company		2,522,455
*	244,237	Putnam Asset Allocation Fund: Conservative	Registered Investment Company		2,383,755
*	181,650	Putnam Floating Rate Income Fund	Registered Investment Company		1,812,871
*	131,396	Putnam U.S. Government Income Trust	Registered Investment Company		1,714,713
*	16,070	Putnam RetirementReady 2030	Registered Investment Company		1,257,674
*	238,902	Putnam Limited Duration Fund	Registered Investment Company		1,192,123
*	15,758	Putnam RetirementReady 2025	Registered Investment Company		1,184,062
*	8,971	Putnam RetirementReady 2040	Registered Investment Company		745,856
*	8,193	Putnam RetirementReady 2035	Registered Investment Company		658,164
*	6,292	Putnam RetirementReady 2020	Registered Investment Company		457,395
*	2,564	Putnam RetirementReady 2045	Registered Investment Company		216,224
*	2,114	Putnam RetirementReady 2015	Registered Investment Company		140,894
*	8,976	Putnam Income Strategies Fund	Registered Investment Company		98,652
*	1,234	Putnam RetirementReady 2050	Registered Investment Company		76,282
*	312	Putnam RetirementReady Maturity	Registered Investment Company		17,861
*	214	Putnam RetirementReady 2010	Registered Investment Company		13,042

		Total Mutual Funds and Collective Trust			486,546,772

*	250,906	Marsh & McLennan Companies, Inc.	Common Stock		7,692,791

*		Participants	Participant loans—various
			maturities from 2007 through
			2016 at interest rates
			ranging from 4.0% to 9.50%		8,197,615

		TOTAL INVESTMENTS			$502,437,178

*	Permitted party-in-interest.				(Concluded)
	(Note—The Putnam mutual funds are sponsored by Putnam Investments Trust, a party-in-interest to the Plan.)
**	Cost information is not required for participant-directed investments and is therefore not included.